To the Board of Directors of International Leaders Capital Corporation,

This letter will serve as notice that I am resigning as a member of the Board of Directors of International Leaders Capital Corporation effective September 7, 2018. My resignation does not reflect any disagreement with management or the direction of the Company.

Sincerely,

/s/ Chang Wang

Chang Wang

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